UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

IDM PHARMA, INC.

(Name of Subject Company)

IDM PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449394105

(CUSIP Number of Class of Securities)

Timothy P. Walbert

President and Chief Executive Officer

IDM Pharma, Inc.

9 Parker, Suite 100

Irvine, CA 92618

(949) 470-4751

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

L. Kay Chandler, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000	Barbara L. Borden, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on May 26, 2009, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on May 29, 2009 (as amended from time to time, the “Schedule 14D-9”) by IDM Pharma, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Jade Subsidiary Corporation, a Delaware corporation (“Offeror”) and wholly owned subsidiary of Takeda America Holdings, Inc., which is a New York corporation (“Takeda America”) and wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company at a price of $2.64 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. All references to the Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following on page 40 of the Schedule 14D-9 after the last paragraph under the heading “Legal Proceeding.”:

“On May 29, 2009, a lawsuit was filed in the Superior Court of the State of California, Orange County (Case No. 30-2009-00272055), against the Company, each member of the Company’s board of directors including its President and Chief Executive Officer, Takeda America and Offeror. The action is brought by Young Chang, who claims to be a stockholder of the Company, on his own behalf, and seeks certification as a class action on behalf of all the Company’s stockholders, except the defendants and their affiliates. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Company stockholders in connection with the Offer and the Merger, including with respect to the Offer Price and other terms of the Merger Agreement and the process by which the Merger Agreement was approved by the Company’s board of directors. The complaint seeks injunctive relief enjoining the Offer and the Merger and a declaration that the Offer and the Merger were entered into in breach of the fiduciary duties of the defendants and rescinding and invalidating the Merger Agreement or other agreements defendants entered into in connection with the Offer and the Merger.  The complaint also demands defendants be directed to exercise their fiduciary duties to obtain a transaction that is in the best interest of Company stockholders, the imposition of a constructive trust, in favor of plaintiff and the class, upon any benefits improperly received by defendants, and an award of costs and disbursements, including a reasonable allowance for attorneys’ and experts’ fees. The Company believes the plaintiffs’ allegations lack merit and will contest them vigorously.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDM Pharma, Inc.

	By:	/s/ Robert J. De Vaere
	Name:	Robert J. De Vaere
	Title:	Senior Vice President, Finance and Administration and Chief Financial Officer
Dated: June 2, 2009

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